EDGAR Submission NT-NSAR


Securities and Exchange Commission
Washington, DC 20549


FORM 12b-25


Commission File Number: 811-08518

NOTIFICATION OF LATE FILING

(Check One):    Form 10K        Form 11-K       Form 20-F       Form 10-Q
                X  Form N-SAR


For Period Ended: December 31, 1999

Transition Report on Form 10-K		Transition Report on Form
10-Q
Transition Report on Form 20-F		Transition Report on Form
N-SAR
Transition Report on Form 11-K


For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I
Registrant Information

Full Name of Registrant: GABELLI GOLD FUND

Former Name if applicable:

Address of principal executive office: ONE CORPORATE CENTER

City, state and zip code: RYE, NY 10580-1434


PART II
Rule 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed. (Check box if appropriate.)
					X

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
expense;
(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
thereof will be filed on or before the 15th calendar day
following the prescribed due date: or the subject quarterly
report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following
the prescribed due date; and
(c)	The accountant's statement or other exhibit require by Rule
12b-25(c) has been attached if applicable.

PART III
NARRATIVE

	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE REGISTRANT REQUESTS ADDITIONAL TIME TO FILE FORM NSAR SO THAT IT CAN COMPILE THE NECESARY INFORMATION TO FILE A COMPLETE AND ACCURATE DOCUMENT.


PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
this notification:

Name: BOB HERFORTH
Telephone: (610) 239-4716

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed If the answer is no, identify report(s).

				Yes


(3) It is anticipated that any significant change in results of operations from the corresponding period over the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE GABELLI GOLD FUND
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:	02/29/00			By:	GUS COUTSOUROS
					/s/:	GUS COUTSOUROS

	Instruction.	 The form may be signed by an executive
officer of the registrant or by another duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.